Exhibit 99.1

Recon Technology Announced Voting Results from 2019 Annual Meeting of Shareholders

NEW YORK, Dec. 3, 2019 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company"), today announced the results of the Annual Meeting of Shareholders (the "Meeting") held on December 2, 2019.

At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on November 5, 2019.

1.  Elect two Class I directors to the Company’s board of directors (the “Board”) to serve until the 2022 Annual Meeting or until their successors are elected and qualified. According to the voting results, Ralph Hornblower, III and Shudong Zhao are elected as Class I directors.

Name	For	Withheld/Abstain
Ralph Hornblower, III	10,172,927	29,301
Shudong Zhao	10,182,300	19,928
Changqing Yan	382,036	9,820,192

2.  Ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020.

For	Against	Abstain
10,021,026	178,998	2,204

3. Approve a share consolidation or reverse stock split, of the Company’s ordinary shares, par value $0.0185 per share, at a ratio of one-for-four, one-for-five or one-for-six (and if one-for-six is selected, to approve a decrease in the authorized share capital of the Company from US$1,850,000.000 to US$1,850,000.037), with the exact ratio to be selected at the sole discretion of the Company’s Board such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio or alternatively that the share capital of the Company remains unchanged.

For	Against	Abstain
9,946,335	254,790	1,103

"Through this meeting, we received valuable feedback from various shareholders," said Mr. Shenping Yin, co-founder, and CEO of Recon. "As an independent solutions integrator in the oilfield services, we will focus on new growth projects such as oilfield environment protection and gas station digitalization. In the last fiscal year, revenue from oilfield environmental protection projects increased 743.3%, lead total revenue increased 21% compared to the fiscal year 2018. We plan to provide more customized services in the future to develop new growth and enhance our profitability."

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measures for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemicals, renewable energy and environmental protection in the energy and chemical industries. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationship with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Safe Harbor Statement

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

IR contact:

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: RCON@dgipl.com